As filed with the Securities and Exchange Commission on June 14, 2012

1933 Act File No. 333-______
1940 Act File No. 811-22236

Securities and Exchange Commission
Washington, D.C. 20549

Form S-6

For Registration under the Securities Act of 1933

of Securities of Unit Investment Trusts

Registered on Form N-8B-2

A.	Exact name of Trust: Destra Unit Investment Trust, Series 1

B.	Name of Depositor: Destra Capital Investments LLC

C.	Complete address of Depositor’s principal executive offices:

901 Warrenville Road, Suite 15
Lisle, IL 60532

D.	Name and complete address of agents for service:

Destra Capital Investments LLC
Attention:  Anne Kochevar
Chief Compliance Officer
901 Warrenville Road, Suite 15
Lisle, Illinois 60532

Chapman and Cutler LLP
Attention:  Morrison C. Warren
111 West Monroe Street
Chicago, Illinois  60603

It is proposed that this filing will become effective (check appropriate box)

☐            immediately upon filing pursuant to paragraph (b)

☐   on (date) pursuant to paragraph (b)

☐   60 days after filing pursuant to paragraph (a)(1)

☐   on (date) pursuant to paragraph (a)(1) of rule 485

E.	Title of securities being registered: Units of fractional undivided beneficial interest.

F.	Approximate date of proposed sale to the public: As soon as practicable after the effective date of the Registration Statement.

☐   Check box if it is proposed that this filing will become effective on (date) at (time) Eastern Time pursuant to Rule 487.

The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information in this prospectus is not complete and may be changed.  We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective.  This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Preliminary Prospectus Dated _________, 2012
Subject to Completion

Destra Unit Investment Trust, Series 1

Drill Bit to Burner Tip™ Portfolio, Series 1

Destra Capital Investments LLC

Prospectus

Dated ________, 2012

You should read this prospectus and retain it for future reference.

The Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

Drill Bit to Burner Tip™ Portfolio, Series 1

Overview

Destra Unit Investment Trust, Series 1, is a unit investment trust that consists of Drill Bit to Burner Tip™ Portfolio, Series 1 (the “Trust”).  Destra Capital Investments LLC (“Destra” or the “Sponsor”) serves as the Sponsor of the Trust.

The Trust is scheduled to terminate in approximately ___ years.

Investment Objective

The Trust’s primary investment objective is capital appreciation with income as a secondary objective.

Principal Investment Strategy

The Sponsor has selected Miller/Howard Investments, Inc. (“Miller/Howard”) to serve as the Trust’s portfolio consultant.  The portfolio consultant is responsible for assisting the Sponsor with the selection of the Trust’s portfolio.  The Trust seeks to achieve its objective by investing in a portfolio of equity securities and master limited partnerships (“MLPs”) involved in the exploration and production, transportation, processing, storage, distribution, infrastructure builders and user beneficiaries of the natural gas industry.

Security Selection

Miller/Howard utilizes a selection process to determine the constituents of a final portfolio.  The screening process to determine the actual investment portfolio of the Trust considers the following selection criteria:

1.	Attractive valuation;

2.	Strategic position of assets—monopoly character;

3.	Expected certainty of cash flows;

4.	Exposure to gas volume versus gas price (preference depends on market conditions, volumes are more stable than price);

5.	Growth profile;

6.	Yield and prospective growth of yield;

7.	Access to capital markets;

8.	Unique opportunities/new discoveries;

9.	Insider buying;

10.	Potential merger/acquisiton candidates; and

11.	Diversification success.

For a more detailed description of the investment strategy, see “Investment Strategy.”

Future Trusts

The Sponsor intends to create future trusts that follow the same investment strategy.  One such trust is expected to be available approximately six months after the trust’s initial date of deposit (the “Inception Date”) and upon the trust’s termination.  If these future trusts are available, you may be able to reinvest into one of the trusts at a reduced sales charge.  Each trust is designed to be part of a longer term strategy.

Essential Information (as of the Inception Date)

Unit price at inception	$10.00

Inception date	______, 2012

Termination date	______, 20__

Distribution date	__th day of each [month]
(commencing _____, 2012, if any)

Record date	__th day of each [month]
(commencing ____, 2012, if any)

Evaluation Time
As of the close of trading of the New York Stock Exchange (normally 4:00 p.m. Eastern Time).  (However, on the first day units are sold the Evaluation Time will be as of the close of trading on the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.)

CUSIP Numbers
Fee Based Accounts

Minimum investment	$_____/___ units

Ticker

Portfolio Diversification

Sector	Approximate Portfolio Percentage

Country	Approximate Portfolio Percentage

Market Capitalization	Approximate Portfolio Percentage
Small-Capitalization
Mid-Capitalization
Large-Capitalization

Principal Risks

As with all investments, you may lose some or all of your investment in the Trust.  Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. No assurance can be given that the Trust’s investment objective will be achieved. The Trust also might not perform as well as expected. This can happen for reasons such as the following:

Price Volatility. The value of your investment may fall over time. Market value fluctuates in response to various factors.  These can include stock market movements, purchases or sales of securities by the trust, government policies, litigation and changes in interest rates, inflation, the financial condition of the securities’ issuer or even perceptions of the issuer.  Units of the Trust are not deposits of any bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Investment Objective. No assurance can be given that the Trust’s investment objective will be achieved.

Current Economic Conditions.  Due to the current state of the economy, the value of the securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Starting in December 2007, economic activity declined across all sectors of the economy, and the United States experienced increased unemployment. The economic crisis affected the global economy with European and Asian markets also suffering historic losses. Standard & Poor’s Rating Services recently lowered its long-term sovereign credit rating on the United States to “AA+” from “AAA,” which could lead to increased interest rates and volatility. Extraordinary steps have been taken by the governments of several leading countries to combat the economic crisis; however, the impact of these measures is not yet fully known and cannot be predicted.

Legislation/Litigation. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the companies represented in the Trust. In addition, litigation regarding any of the issuers of the securities or of the industries represented by such issuers, may negatively impact the value of these securities. We cannot predict what impact any pending or proposed legislation or pending or threatened litigation will have on the value of the securities.

American Depositary Receipts (“ADRs”).  The Trust’s investment in ADRs presents additional risk.  ADRs are issued by a bank or trust company to evidence ownership of underlying securities issued by foreign corporations. Foreign risk is the risk that foreign securities will be more volatile than U.S. securities due to such factors as adverse economic, currency, political, social or regulatory developments in a country, including government seizure of assets, excessive taxation, limitations on the use or transfer of assets, the lack of liquidity or regulatory controls with respect to certain industries or differing legal and/or accounting standards.

Smaller Capitalization Companies.  The Trust invests in securities issued by small-capitalization and mid-capitalization companies. These securities customarily involve more investment risk than securities of large-capitalization companies. Small-capitalization and mid-capitalization companies may have limited product lines, markets or financial resources and may be more vulnerable to adverse general market or economic developments.

Gas and Utilities Companies.  Securities of gas and utilities companies held by the Trust may be subject to a variety of factors that may adversely affect their business or operations, including high interest costs in connection with capital construction programs, high leverage, costs associated with environmental and other regulations.

MLPs.  The Trust invests in MLPs, which are limited partnerships or limited liability companies that are taxed as partnerships and whose interests (limited partnership units or limited liability company units) are traded on securities exchanges like shares of common stock.  Currently, most MLPs operate in the energy, natural resources or real estate sectors. Investments in MLP interests are subject to the risks generally applicable to companies in the energy and natural resources sectors, including commodity pricing risk, supply and demand risk, depletion risk and exploration risk.

Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

The Sponsor Does Not Actively Manage the Portfolio. The Trust is a unit investment trust and, as a result, is not actively managed.  Securities are only bought and sold in limited circumstances as described herein.  The Trust will generally hold, and may continue to buy, the same securities even though a security’s outlook, rating, market value or yield may have changed.  The value of your investment may fall over time.

See “Investment Risks” for additional information.

Who Should Invest

You should consider this investment if:

•	The Trust represents only a portion of your overall investment portfolio;

•	The Trust is part of a longer-term investment strategy that may include investment in subsequent portfolios, if available; and

•	The Trust is combined with other investment vehicles to provide diversification of method to your overall portfolio.

You should not consider this investment if:

•	You are uncomfortable with the Trust’s investment strategy;

•	You are uncomfortable with the risks of an unmanaged investment in securities; or

•	You are seeking capital preservation as a primary investment objective.

Taxes

Distributions from the Trust are generally subject to federal income taxes for U.S. investors.  The distributions may also be subject to state and local taxes.

For non-resident aliens, certain income from the Trust will be exempt from withholding for U.S. federal income tax, provided certain conditions are met.  Consult your tax advisor with respect to the conditions that must be met in order to be exempt for U.S. tax purposes.

See “Tax Status” for further tax information.

Distributions

Holders of units will receive interest payments from the Trust each [month].  The Trust prorates the interest distributed on an annual basis.  Annual interest distributions are expected to vary from year to year.

Each unit of the Trust at the Inception Date represents the fractional undivided interest in the principal amount of underlying securities set forth in the “Trust Portfolio” and net income of the Trust.

Dividend Reinvestment.  We do not charge any transactional sales fee when you reinvest distributions from your Trust into additional units of the Trust. Since the deferred sales fee is a fixed dollar amount per unit, your Trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market. See “Purchase, Redemption and Pricing of Units” for more information regarding buying units.

Reports. The Trustee or your financial professional will make available to you a statement showing income and other receipts of your Trust for each distribution. Each year the Trustee will also provide an annual report on your Trust’s activity and certain tax information. You may request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your Trust, if available.

Purchase and Sale of Trust Units

You may purchase, redeem or exchange shares of the Trust on any business day, which is any day the New York Stock Exchange is open for business.  You may purchase, redeem or exchange shares of the Trust through a financial advisor or other financial intermediary or directly with the Trust’s trustee, The Bank of New York Mellon.  See “How to Buy Units” and “How to Sell Your Units” for more information.

The Sponsor currently [intends] to repurchase units from unitholders who want to redeem their units.  These redemptions will generally be at redemption price; however, a unitholder will pay any remaining deferred sales fees upon the sale or redemption of units.  The Sponsor is not obligated to maintain a market and may stop doing so without prior notice for any reason.  If the Sponsor stops repurchasing units, a unitholder may dispose of its units by redemption through The Bank of New York Mellon, which serves as the trustee of the Trust (the “Trustee”).  The price received from the Trustee by the unitholder for units being redeemed is generally based upon the redemption price of the underlying securities. Unitholders will be assessed any remaining deferred sales fees upon the sale or redemption of units.

Until [six] months after the Inception Date or the end of the initial offering period, at the discretion of the Sponsor, the price at which the Trustee will redeem units and the price at which the Sponsor may repurchase units generally includes estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

Fee Table

The amounts below are estimates of the direct and indirect expenses that you may incur for primary market purchases based on a $____ unit price.  Actual expenses may vary.  You may qualify for sales charge discounts if you and your family invest, or agree to invest in the future, at least $__________ in the Trust or in other Destra Unit Trusts.  More information about these and other discounts is available from your financial advisor and in “How to Buy Units” in this  Prospectus.

Investor Fees	Percentage of Public Offering Price5	Amount Per Unit
Initial sales fee paid on purchase1	0.__%	$____
Deferred sales fee2	0.__	$____
Creation and development fee3	0.__	$____
Maximum sales fees3,4	0.__	$____
Estimated organization costs5	0.__	$____

Annual Fund Operating Expenses	Approximate Percentage of Public Offering Price6	Amount Per Unit
Trustee’s fee7	0.____%	$____
Supervisory fee7	0.____	0.____
Evaluator’s fee7	0.____	0.____
Bookkeeping and administrative fee7	0.____	0.____
Estimated other Trust operating expenses8	0.____	0.____
Total	%	$____

1
The initial sales fee provided above is based on the unit price on the Inception Date. Because the initial sales fee equals the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee (“C&D Fee”) (as described below), the percentage and dollar amount of the initial sales fee will vary as the unit price varies and after deferred fees begin. Despite the variability of the initial sales fee, each investor is obligated to pay the entire applicable maximum sales fee.

2
The deferred sales fee is a fixed dollar amount equaling $____ per unit. The deferred sales fee will be deducted in ____ monthly installments commencing ____ 2012 and ending ____ 2012 (approximately $____ on the last business day of each month). If units are redeemed prior to the deferred sales fee period, the entire deferred sales fee will be collected. If you purchase units in the secondary market, your maximum sales fee will be ____% of the Public Offering Price and may consist of an initial sales fee and the amount of any remaining deferred sales fee payments. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between ____% of the Public Offering Price and the maximum remaining deferred sales fee. If you purchase units after the last deferred sales fee payment has been assessed, your maximum sales fee will consist of a one-time sales charge of ____% of the Public Offering Price per unit.

3
The creation and development fee compensates the Sponsor for creating and developing the Trust. The actual creation and development fee is $____ per unit and is paid to the Sponsor at the close of the initial offering period, which is expected to be approximately ______ months from the Inception Date. The percentages provided are based on a $10 unit as of the Inception Date and the percentage amount will vary over time. If the unit price exceeds $10.00 per unit, the creation and development fee will be less than 0.___% of the Public Offering Price; if the unit price is less than $10.00 per unit, the creation and development fee will exceed 0.___% of the Public Offering Price. However, in no event will the maximum sales fee exceed ______% of a unitholder’s initial investment.

4
The maximum sales fee equals the sum of the deferred sales fee and the creation and development fee, which equals a fixed dollar amount of $____ per unit. Because of this, the maximum sales fee, as a percentage of the Public Offering Price, will vary with changes in the Public Offering Price. Assuming a Public Offering Price of $____ per unit, the maximum sales fee will be ____% of the Public Offering Price per unit. If the price you pay for your units exceeds $____ per unit, the maximum sales fee will be less than ____% of the Public Offering Price. However, if the price you pay for your units is less than $____ per unit, the maximum sales fee will not exceed ____% of the Public Offering Price.

5
The estimated organization costs include the amount per unit paid by the Trust at the end of the initial offering period or after six months, at the discretion of the Sponsor.  Organization costs include the portfolio consulting fee paid to Miller/Howard for its assistance with the Trust’s portfolio.

6	Based on a unit with a $10.00 per unit Public Offering Price as of the Inception Date.

7
The Trustee’s fees and the Evaluator’s evaluation fee are based on the principal amount of the securities in the Trust on a monthly basis. Because such fees are based on the principal amount of the securities in the Trust, rather than the Trust’s net asset value, the fees will represent a greater percentage of the Trust’s net asset value if the securities in the Trust, on average, are valued below par. The supervisory fee and the bookkeeping and administrative fee are based on the largest number of units in the Trust at any time during that period. Because these fees are based on the largest number of units during a particular period, these fees will represent a greater percentage of the Trust’s net asset value as the number of units decrease during that period. Destra Capital Advisors LLC serves as the Supervisor and Evaluator.

8
The estimated Trust operating expenses are based upon an estimated Trust size of approximately $____ million. Because certain of the operating expenses are fixed amounts, if the Trust does not reach such estimated size or falls below the estimated size over its life, the actual amount of the operating expenses may exceed the amounts reflected. In some cases, the actual amount of the operating expenses may greatly exceed the amounts reflected. Other operating expenses include a licensing fee paid by the Trust to Miller/Howard for the use of intellectual property owned by Miller/Howard but do not include brokerage costs and other transactional fees.

Example

This example helps you compare the cost of this Trust with other unit trusts and mutual funds. In the example, the Sponsor assumes that the expenses do not change and that the Trust’s annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest in the Trust:

1 year

3 years

5 years

10 years

These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any transaction fees paid by the Trust or that broker-dealers may charge for processing redemption requests.

Trust Portfolio

Destra Unit Investment Trust, Series 1
Drill Bit to Burner Tip™ Portfolio, Series 1
As of the Trust Inception Date, ______, 2012

Number of Shares	Issuer	Percentage of Aggregate Offering Price	Market Value per Share (1)	Cost of Securities to Trust (2)

Notes to Portfolio

1
The value of each security is based on the most recent closing sale price of each security as of the close of regular trading on the New York Stock Exchange on the business day prior to the trust’s Inception Date.  The Portfolio’s investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

2
The cost of the securities to the Sponsor and the Sponsor’s profit (or loss) (which is the difference between the cost of the securities to the Sponsor and the cost of the securities to the Trust) are $_________ and ($_________), respectively.

3	This is a security issued by a foreign company that trades on a U.S. securities exchange.

The Trust

Investment Strategy

Drill Bit to Burner Tip™ is a strategy that leverages Miller/Howard’s expertise and experience in the natural gas commercial chain of value.  Miller/Howard has a long history of investment in all components of the natural gas vertical, which includes producers, transporters, processors, distributors, and enablers. The Trust’s portfolio will bring together the components of the natural gas industry that Miller/Howard has researched and invested in over many years.  As a group, the sub-industries create a single-themed strategy to utilize the growth in the natural gas industry.

The Trust will invest in:	Characteristics:	Important Fundamental Drivers:
Exploration & Production	Drillers, the entrepreneurs of the industry	Price and volume, M&A activity, high oil prices
Pipelines	Transportation – long-life contracts with high-credit customers	Volume, long-term cash streams, new projects
Processing	Variable cash flows based on a commodity business	Volume and location, high oil prices
Storage	Stable, and high barriers to entry	Volume and location are needed to stabilize increasing system flows
Distribution Utilities	Regulated and stable	Volume and M&A activity

Miller/Howard utilizes a selection process to determine the constituents of a final portfolio.  The screening process to determine the actual investment portfolio of the Trust considers the following selection criteria:

1.	Attractive valuation;

2.	Strategic position of assets—monopoly character;

3.	Expected certainty of cash flows;

4.	Exposure to gas volume versus gas price (preference depends on market conditions, volumes are more stable than price);

5.	Growth profile;

6.	Yield and prospective growth of yield;

7.	Access to capital markets;

8.	Unique opportunities/new discoveries;

9.	Insider buying;

10.	Potential merger/acquisiton candidates; and

11.	Diversification success.

Miller/Howard’s experience with the industry:  Miller/Howard completed a major study of long-term returns from utilities in 1990.  In 1991, Miller/Howard began managing a portfolio (Global Utilities & Infrastructure) that included many of the original gas distribution utilities and pipelines.  Many of those pipelines now form a substantial part of the asset base for today’s MLPs.  In 2002, Miller/Howard added natural gas producers to this portfolio and has added more energy related companies across nearly all strategies managed by it.  In 2009, the firm launched a dedicated MLP strategy. As of March 31, 2012, Miller/Howard had approximately $3.5 billion under management.

Organization

The Trust is one of a series of similar but separate unit investment trusts created under the laws of the State of New York by a certain Trust Agreement (the “Trust Agreement”). The Trust Agreement is dated as of the Inception Date and is by and among Destra Capital Investments LLC, as Sponsor, and Destra Capital Advisors LLC, as evaluator (“Evaluator”), and The Bank of New York Mellon, as Trustee.  The value of the securities is determined on each business day by the Evaluator based on the closing sale prices on a national securities exchange or the Nasdaq National Market System or by taking into account the same factors referred to under “Computation of Redemption Price Per Unit.”  On the Inception Date, the Sponsor deposited securities, contracts and/or funds (represented by cash or a certified check(s) and/or an irrevocable letter(s) of credit issued by a major commercial bank) for the purchase of certain interest-bearing obligations.  After the deposit of the securities and the creation of the Trust, the Trustee delivered to the Sponsor the units (the “units”) comprising the ownership of the Trust.  These units are now being offered pursuant to this prospectus.

Units

Each unit represents the fractional undivided interest in the principal and net income of the Trust.  If any units of the Trust are redeemed after the Inception Date, the fractional undivided interest in the Trust represented by each unredeemed unit will increase.  Units will remain outstanding until redeemed or until the termination of the Trust Agreement for the related trust.

How To Buy Units

Offering Price.  You can buy units of the Trust on any business day the New York Stock Exchange is open by contacting your financial professional. Unit prices are available daily on the Internet at www.destracapital.com/uits.  The Sponsor will serve as the Trust’s principal underwriter.  The unit price includes: the value of the securities, organization costs, the maximum sales fee (which includes an initial sales fee, a deferred sales fee and the creation and development fee), and cash and other net assets in the portfolio.  We often refer to the purchase price of units as the “offer price” or the “Public Offering Price.” We must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.

During the initial public offering period, for sales of at least $50,000 investors will be entitled to a breakpoint discount from the sales charge as described below.  For units purchased during the initial offering period, the sales charge will be deferred.  However, after the initial offering period or six months after the Inception Date, at the discretion of the Sponsor, the Public Offering Price of the units will not include a pro rata portion of estimated organizational costs.

The value of securities is generally determined by using the last sale price for securities traded on a national or foreign securities exchange or the Nasdaq Stock Market. In some cases we will price a security based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a security is not principally traded on a national or foreign securities exchange or the Nasdaq Stock Market, or if the market quotes are unavailable or inappropriate.  The trustee or its designee will value foreign securities traded on foreign exchanges at their fair value which may be other than their market prices if the market quotes are unavailable or inappropriate. The trustee determined the initial prices of the securities shown in “Trust Portfolio” for your trust in this prospectus. Such prices were determined as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later. On or after the Inception Date, such determinations are made each business day during the initial public offering period as of the Evaluation Time set forth in “Essential Information,” effective for all sales made subsequent to the last preceding determination.  For information relating to the calculation of the redemption price, which is determined on each business day by the Evaluator based on the closing sale prices on a national securities exchange or the Nasdaq National Market System or by taking into account certain other factors, see “Computation of Redemption Price.”

Organization Costs. During the initial offering period, part of your purchase price includes a per unit amount sufficient to reimburse us for some or all of the costs of creating your Trust. These costs include the costs of preparing the registration statement and legal documents, legal fees, federal and state registration fees, and the initial fees and expenses of the Trustee. Cash has been deposited in the Trust for purposes of the payment of organization costs. Organization costs will not exceed the estimate set forth under “Fees and Expenses.”

Transactional Sales Fee. You pay a fee when you buy units. We refer to this fee as the “transactional sales fee.” The transactional sales fee has both an initial and a deferred component and is ____% of the Public Offering Price, based on a $10 unit. This percentage amount of the transactional sales fee is based on the unit price on the Inception Date. Because the transactional sales fee equals the difference between the maximum sales fee and the C&D Fee, the percentage and dollar amount of the transactional sales fee will vary as the unit price varies.

The transactional sales fee does not include the C&D Fee which is described under “Expenses of the Trust” and in “Fee Table” of this prospectus.

Initial Sales Fee.  Based on a $10 unit, the initial sales fee is initially 1% of the Public Offering Price. The initial sales fee, which you will pay at the time of purchase, is equal to the difference between the maximum sales fee (____% of the Public Offering Price) and the sum of the maximum remaining deferred sales fees and the C&D Fee (initially $0.____ per unit).  The dollar amount and percentage amount of the initial sales fee will vary over time.

Deferred Sales Fee. You pay a sales fee when you buy units. In the primary market, the transactional sales fee for the Trust typically has only a deferred component and is a fixed-dollar amount of $____ per unit which, as a percentage of the Public Offering Price, will vary over time. At a Public Offering Price of $____ per unit, the deferred sales fee will be ____% of the Public Offering Price per unit. If the price you pay for your units exceeds $____ per unit, the deferred sales fee will be less than ____%. However, if the price you pay for your units is less than $____ per unit, the deferred sales fee will not exceed ____%. You pay any remaining deferred sales fee when you sell or redeem units. The Trust may sell securities to meet the Trust’s obligations with respect to the deferred sales fee. Thus, no assurance can be given that the Trust will retain its present size and composition for any length of time.

In limited circumstances and only if deemed in the best interests of unitholders, the Sponsor may delay the payment of the deferred sales fee from the dates listed under “Fees and Expenses.”

Reducing Your Sales Fee. We offer a variety of ways for you to reduce the maximum sales fee you pay. It is your financial professional’s responsibility to alert us of any discount when you order units. Since the deferred sales fee and creation and development fee are a fixed dollar amount per unit, the Trust must charge the deferred sales fee and creation and development fee per unit regardless of any discounts. However, when you purchase units of your Trust, if you are eligible to receive a discount such that your total maximum sales fee is less than the fixed dollar amount of the deferred sales fee and the creation and development fee the Sponsor will credit you the difference between your maximum sales fee and the sum of the deferred sales fee and the creation and development fee at the time you buy units by providing you with additional units.

Large Purchases. During the primary offering period, you can reduce your maximumsales fee by increasing the size of your investment. Investors who make large purchases during the primary offering period are entitled to the following sales charge reductions:

Purchase Amount	Sales Charge Reductions (as a percentage of % of the Public Offering Price)
Less than $50,000	0.00%
$50,000 - $99,999	0.25%
$100,000 - $249,999	0.50%
$250,000 - $499,999	0.75%
$500,000 - $999,999	1.00%
$1,000,000 +	1.50%

The quantity discount levels also apply on a dollar basis using a $_____ unit equivalent. For example, if you purchase between $____ and $____, your sales charge reduction per unit will be $____.

You may aggregate unit purchases of any Destra Trust by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

•	purchases by your spouse or children under the age of 21, and

•	purchases by your trust estate or fiduciary accounts.

The discounts described above apply only during the primary offering period. There can be no assurance that the Sponsor will create future trusts with investment strategies similar to your Trust or that may fit within your investment parameters.

Advisory and Fee Accounts. We reduce your sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive “wrap fee” is imposed (a “Fee Account”). If you purchase units for a Fee Account, you will pay the Public Offering Price less the maximum applicable concession the Sponsor typically allows to broker-dealers for non-breakpoint trades.

This discount applies during the initial offering period. Your financial professional may purchase units with the Fee Account CUSIP numbers to facilitate purchases under this discount, however, we do not require that you buy units with these CUSIP numbers to qualify for the discount. If you purchase units with these special CUSIP numbers, you should be aware that you may receive cash distributions. We reserve the right to limit or deny purchases of units with this discount by investors whose frequent trading activity we determine to be detrimental to your Trust.  We, the Sponsor, will receive and you will pay the creation and development fee.

Exchange or Rollover Option. If you are buying units of your Trust in the primary market with redemption or termination proceeds from any other unit trust, you may purchase units with a reduction of [0.__%] of the maximum Public Offering Price, which will include a deferred sales fee.  To qualify for this sales charge reduction, the termination or redemption proceeds being used to purchase units of the Trust must be no more than 30 days old. Such purchases entitled to this sales charge reduction may be classified as “Rollover Purchases.” An exchange or rollover is generally treated as a sale for federal income tax purposes. See “Tax Status” in this prospectus. Rollover purchases are also subject to the creation and development fee.

Employees. We do not charge the portion of the sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children and parents) of Destra and its affiliates, or by employees of selling firms and their family members (spouses, children and parents). You pay only the portion of the fee that the Sponsor retains. Such purchases are also subject to the creation and development fee. This discount applies during the initial offering period. Only those broker-dealers that allow their employees to participate in employee discount programs will be eligible for this discount.

How We Distribute Units. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee you pay to these distribution firms when they sell units. The distribution fee paid for a given transaction is as follows:

Purchase Amount/Form of Purchase	Concession per Unit (as a percentage of % of the Public Offering Price)
Less than $50,000
$50,000 - $99,999
$100,000 - $249,999
$250,000 - $499,999
$500,000 - $999,999
$1,000,000 +
Rollover Purchases
Fee Account and Employee Purchases

We apply these amounts as a percent of the unit price per transaction at the time of the transaction.

In addition to the concessions described above, the Sponsor may pay additional compensation out of its own assets to broker-dealers that meet certain sales targets and that have agreed to provide services relating to your Trust to their customers.

Other Compensation and Benefits to Broker-Dealers. The Sponsor, at its own expense and out of its own profits, may provide additional compensation and benefits to broker-dealers who sell shares of units of this Trust and other Destra products. This compensation is intended to result in additional sales of Destra products and/or compensate broker-dealers and financial advisors for past sales. A number of factors are considered in determining whether to pay these additional amounts. Such factors may include, but are not limited to, the level or type of services provided by the intermediary, the level or expected level of sales of Destra products by the intermediary or its agents, the placing of Destra products on a preferred or recommended product list, access to an intermediary’s personnel, and other factors.

The Sponsor makes these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisers, advertising, Sponsorship of events or seminars, obtaining information about the breakdown of unit sales among an intermediary’s representatives or offices, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Sponsor’s products. The Sponsor may make such payments to many intermediaries that sell Destra products. The Sponsor may also make certain payments to, or on behalf of, intermediaries to defray a portion of their costs incurred for the purpose of facilitating unit sales, such as the costs of developing trading or purchasing trading systems to process unit trades.

Payments of such additional compensation, some of which may be characterized as “revenue sharing,” may create an incentive for financial intermediaries and their agents to sell or recommend a Destra product, including your Trust, over products offered by other Sponsors or fund companies. These arrangements will not change the price you pay for your units.

We generally register units for sale in various states in the United States. We do not register units for sale in any foreign country. It is your financial professional’s responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.

Destra may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. Destra may also gain or lose money when we deposit securities to create units in the amounts set forth in the “Trust Portfolio.”

Additional Units. After your Trust is created, additional units of the Trust may be issued by depositing in the Trust securities and/or cash (or a bank letter of credit in lieu of cash) with instructions to purchase securities, contracts to purchase securities or additional securities.

Sponsor’s and Dealers’ Profits. As set forth under “Public Offering--Offering Price,” the Sponsor and the dealers will receive gross commissions equal to the specified percentages of the Public Offering Price of the units of the Trust. Also, any difference between the Sponsor’s cost to purchase the securities and the price at which it sells them to the Trust is considered profit or loss. In offering units of the Trust the Sponsor and dealers will also realize profits or sustain losses in the amount of any difference between the price at which they acquire or buy units and the price at which they resell or redeem such units and to the extent they earn sales charges on purchases.

How To Sell Your Units

You may sell your units on any business day by contacting your financial professional or, in some cases, the Trustee. Unit prices are available daily on the Internet at [www.___________.com] or through your financial professional.  The sale price of units is often referred to as the  “liquidation price.” You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemptions or sale requests.

Until the end of the initial offering period or six months after the Inception Date, at the discretion of the Sponsor, the price at which the Trustee will redeem units and the price at which the Sponsor may repurchase units include estimated organization costs. After such period, the amount paid will not include such estimated organization costs.

Selling Units. Destra intends to, but is not obligated to, maintain a secondary market for units. This means that if you want to sell your units, Destra may buy them at the current price which is based on their net asset value. Destra may then resell the units to other investors at the Public Offering Price or redeem them for the redemption price. The secondary market repurchase price is generally the same as the redemption price. You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. Destra may discontinue the secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the Trustee on any business day for the current price.

Redemption. Tender of Units. Units may be tendered to The Bank of New York Mellon, the Trustee, for redemption at its Unit Investment Trust Division offices at 2 Hanson Place, 12th Fl., Brooklyn, New York 11217, on any day the New York Stock Exchange is open. At the present time there are no specific taxes related to the redemption of the units. No redemption fee will be charged by the Sponsor or the Trustee. Units redeemed by the Trustee will be canceled.

The Trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. If your request is received after that time or is incomplete in any way, you will receive the next price computed after the Trustee receives your completed request. Rather than contacting the Trustee directly, your financial professional may also be able to redeem your units by using the Investors’ Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

Within three business days following such tender, the unitholder will be entitled to receive in cash an amount for each unit tendered equal to the redemption price per unit computed as of the Evaluation Time set forth under “Essential Information” as of the next subsequent Evaluation Time. See “How to Sell Your Units--Redemption--Computation of Redemption Price per Unit.” You pay any remaining deferred sales fee when you sell or redeem your units. The “date of tender” is deemed to be the date on which units are properly received by the Trustee, except that with regard to units received after the Evaluation Time on the New York Stock Exchange, the date of tender is the next day on which such Exchange is open for trading and such units will be deemed to have been tendered to the Trustee on such day for redemption at the redemption price computed on that day.

Accrued interest paid on redemption shall be withdrawn from the Interest Account, or, if the balance therein is insufficient, from the Principal Account. All other amounts paid on redemption shall be withdrawn from the Principal Account. The Trustee is empowered to sell securities in order to make funds available for redemption. Such sales, if required, could result in a sale of securities by the Trustee at a loss.  To the extent securities are sold, the size and diversity of the Trust may be reduced.

The Trustee reserves the right to suspend the right of redemption and to postpone the date of payment of the redemption price per unit for any period during which the New York Stock Exchange is closed, other than weekend and holiday closings, or during which trading on that Exchange is restricted (as determined by the Securities and Exchange Commission by rule or regulation) or during which an emergency exists as a result of which disposal or evaluation of the underlying securities is not reasonably practicable, or for such other periods as the Securities and Exchange Commission has by order permitted.

Two months after the end of the initial offering period, you can generally request an in-kind distribution of the securities underlying your units if you own units worth at least $25,000 or you originally paid at least that amount for your units. This option is generally available only for securities traded and held in the United States and is not available within 30 business days of the Trust’s termination. Additionally, only the Sponsor may redeem units in-kind during the primary offering period or during the subsequent two months. We may modify or discontinue this option at any time without notice. If you request an in-kind distribution of the securities underlying units of your Trust, you may incur any distribution or service fees (Rule 12b-1 fees) applicable to those securities.

Computation of Redemption Price per Unit.  The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in the Trust.  The redemption price per unit is the pro rata share of each unit in the Trust determined generally on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected and (ii) the value of the securities in the Trust less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) any amount owing to the trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the trust.  During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. The Evaluator may determine the value of the securities in the Trust in the following manner: if the securities are listed on a national or foreign securities exchange or the Nasdaq National Market System, such evaluation shall generally be based on the last available sale price on or immediately prior to the Evaluation Time on the exchange or Nasdaq National Market System, which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if the securities are listed thereon (unless the Evaluator deems such price inappropriate as a basis for evaluation) or, if there is no such available sale price on such exchange, at the last available bid prices (offer prices for primary market purchases) of the securities. Securities not listed on the New York Stock Exchange but principally traded on the Nasdaq National Market System will be valued at the Nasdaq National Market System’s official closing price. If the securities are not so listed or, if so listed, the principal market therefor is other than on such exchange or there is no such available sale price on such exchange, such evaluation shall generally be based on the following methods or any combination thereof whichever the Evaluator deems appropriate: (i) on the basis of the current bid price (offer prices for primary market purchases) for comparable securities (unless the Evaluator deems such price inappropriate as a basis for evaluation), (ii) by determining the valuation of the securities on the bid side (offer side for primary market purchases) of the market by appraisal or (iii) by any combination of the above.  Notwithstanding the foregoing, the Evaluator or its designee, will generally value foreign securities primarily traded on foreign exchanges at their fair value which may be other than their market price. If the Trust holds securities denominated in a currency other than U.S. dollars, the evaluation of such security is based upon U.S. dollars based on current bid side (offer side for primary market purchases) exchange rates (unless the Evaluator deems such prices inappropriate as a basis for valuation).

Purchase by the Sponsor of Units Tendered for Redemption. The Trust Agreement requires that the Trustee notify the Sponsor of any tender of units for redemption. So long as the Sponsor maintains a bid in the secondary market, the Sponsor, prior to the close of business on the second succeeding business day, may purchase any units tendered to the Trustee for redemption at the price so bid by making payment therefore to the unitholder in an amount not less than the redemption price on the date of tender not later than the day on which the units would otherwise have been redeemed by the Trustee (see “How to Buy Units--Offering Price”). Units held by the Sponsor may be tendered to the Trustee for redemption as any other units. In addition, the Sponsor may tender units for redemption that were initially allocated to the Sponsor on the Inception Date if the Sponsor was unable to sell such units. Such redemption may impact the size, composition, returns, expenses and longevity of the Trust.

The offering price of any units resold by the Sponsor will be the Public Offering Price determined in the manner provided in this Prospectus (see “How to Buy Units--Offering Price”). Any profit resulting from the resale of such units will belong to the Sponsor which likewise will bear any loss resulting from a lower offering or redemption price subsequent to their acquisition of such units (see “How to Buy Units--Other Compensation and Benefits to Broker-Dealers”).

Exchange Option. You may be able to exchange your units for units of other Destra unit trusts at a reduced sales fee. You may contact your financial professional or Destra for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit your situation and to discuss tax consequences. To qualify for a reduced sales fee, you may need to meet certain criteria.

Distributions

Dividends. Your Trust generally pays dividends from its net investment income, if any, along with any excess capital on each distribution date to unitholders of record on the preceding record date. You can elect to:

•	reinvest distributions in additional units of your Trust at no fee, or

•	receive distributions in cash.

You may change your election by contacting your financial professional or the Trustee. Once you elect to participate in a reinvestment program, the Trustee will automatically reinvest your distributions into additional units at their net asset value three business days prior to the distribution date. We waive the sales fee for reinvestments into units of your Trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.

Distributions will be made from the Income and Capital Accounts on the distribution date provided the aggregate amount available for distribution equals at least 0.1% of the net asset value of your Trust. Undistributed money in the Income and Capital Accounts will be distributed in the next month in which the aggregate amount available for distribution equals or exceeds 0.1% of the net asset value of your Trust.

In some cases, your Trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose security is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends, Trust expenses change or as a result of changes in the Trust’s portfolio.

Reinvest in Your Trust. You can keep your money working by electing to reinvest your distributions in additional units of your Trust. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the “Essential Information” section of this prospectus. You may also make or change your election by contacting your financial professional or the Trustee. This reinvestment option may be subject to availability or limitation by the broker-dealer or selling firm. In certain circumstances, broker-dealers may suspend or terminate the offering of a reinvestment option at any time.

Reports. The Trustee will send your financial professional a statement showing income and other receipts of your Trust for each distribution. Each year the Trustee will also provide an annual report on your Trust’s activity and certain tax information. You can request copies of security evaluations to enable you to complete your tax forms and audited financial statements for your Trust, if available.

Investment Risks

All Investments Involve Risk. This section describes some of the main risks that can impact the value of the securities in your Trust. You should understand these risks before you invest. You could lose some or all of your investment in the Trust. Recently, securities markets have experienced significant volatility. If the value of the securities falls, the value of your units will also fall. The Sponsor cannot guarantee that your Trust will achieve its objective or that your investment return will be positive over any period.

Market Risk.  Market risk. Market risk is the risk that a particular security in the Trust, the Trust itself or securities in general may fall in value. Market value may be affected by a variety of factors including:

• General securities markets movements;

• Changes in the financial condition of an issuer or a sector;

• Changes in perceptions about an issuer or a sector;

• Interest rates and inflation;

• Governmental policies and litigation; and

• Purchases and sales of securities by the Trust.

Even though we carefully supervise the portfolio, you should remember that we do not manage your portfolio.  Your trust will not sell a security solely because the market value falls as is possible in a managed fund.

Fixed Portfolio.  Investors should be aware that the Trust is not “managed” and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the portfolio of the Trust except under extraordinary circumstances.  Investors should note in particular that the securities were selected on the basis of the criteria set forth in the prospectus and that the Trust may continue to purchase or hold securities originally selected through this process even though the evaluation of the attractiveness of the securities may have changed.  A number of the securities in the Trust may also be owned by other clients of the Sponsor or portfolio consultant. However, because these clients may have differing investment objectives, the Sponsor may sell certain securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. In the event a public tender offer is made for a security or a merger or acquisition is announced affecting a security, the Sponsor may instruct the Trustee to tender or sell the security on the open market when, in its opinion, it is in the best interest of the Unitholders of the Unit to do so. Although the portfolio is regularly reviewed and evaluated and the Sponsor may instruct the Trustee to sell securities under certain limited circumstances, securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the securities may not be the highest price attained by an individual security during the life of the Trust. The prices of single shares of each of the securities in the Trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks’ purchase price than as a percentage of the higher-price stocks’ purchase price.

Liquidity. Whether or not the securities are listed on a national securities exchange, the principal trading market for the securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. In addition, the Trust is restricted under the Investment Company Act of 1940 from selling securities to the Sponsor. The price at which the securities may be sold to meet redemptions and the value of the Trust will be adversely affected if trading markets for the securities are limited or absent.

Additional Deposits. The Trust Agreement authorizes the Sponsor to increase the size of the Trust and the number of Units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in the Trust and the issuance of a corresponding number of additional Units.  If the Sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the Trust will pay the associated brokerage fees. To minimize this effect, the Trust will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.

Some of the securities may have limited trading volume. The Trustee, with directions from the Sponsor, will endeavor to purchase securities with deposited cash as soon as practicable reserving the right to purchase those securities over the 20 business days following each deposit in an effort to reduce the effect of these purchases on the market price of those stocks. This could, however, result in the Trust’s failure to participate in any appreciation of those stocks before the cash is invested.  If any cash remains at the end of this period (and such date is within the 90-day period following the inception date) and cannot be invested in one or more stocks, at what the Sponsor considers reasonable prices, it intends to use that cash to purchase each of the other securities in the original proportionate relationship among those securities.  Similarly, at termination of the Trust, the Sponsor reserves the right to sell securities over a period of up to nine (9) business days to lessen the impact of its sales on the market price of the securities. The proceeds received by Unitholders following termination of the Trust will reflect the actual sales proceeds received on the securities, which will likely differ from the closing sale price on the termination date.

Current Economic Conditions Risk. The U.S. economy’s recession began in December 2007.  This recession began with problems in the housing and credit markets, many of which were caused by defaults on “subprime” mortgages and mortgage-backed securities, eventually leading to the failures of some large financial institutions.  Economic activity declined across all sectors of the economy, and the United States experienced increased unemployment.  The economic crisis affected the global economy with European and Asian markets also suffering historic losses.  Standard & Poor’s Rating Services recently lowered its long-term sovereign credit rating on the United States to “AA+” from “AAA,” which could lead to increased interest rates and volatility.  Due to the current state of uncertainty in the economy, the value of the securities held by the Trust may be subject to steep declines or increased volatility due to changes in performance or perception of the issuers. Extraordinary steps have been taken by the governments of several leading economic countries to combat the economic crisis; however, the impact of these measures is not yet fully known and cannot be predicted.

ADR Risk.  The Trust invests in ADRs. ADRs are issued by a bank or trust company to evidence ownership of underlying securities issued by foreign corporations. Securities of foreign issuers present risks beyond those of domestic securities. The prices of foreign securities can be more volatile than U.S. securities due to such factors as political, social and economic developments abroad, the differences between the regulations to which U.S. and foreign issuers and markets are subject, the seizure by the government of company assets, excessive taxation, withholding taxes on dividends and interest, limitations on the use or transfer of portfolio assets, and political or social instability. Other risks include the following:

• Enforcing legal rights may be difficult, costly and slow in foreign countries, and there may be special problems enforcing claims against foreign governments.

• Foreign issuers may not be subject to accounting standards or governmental supervision comparable to U.S. issuers, and there may be less public information about their operations.

• Foreign markets may be less liquid and more volatile than U.S. markets.

• Foreign securities often trade in currencies other than the U.S. dollar. Changes in currency exchange rates may affect the Trust’s value, the value of dividends and interest earned, and gains and losses realized on the sale of securities. An increase in the strength of the U.S. dollar relative to these other currencies may cause the value of the Trust to decline. Certain foreign currencies may be particularly volatile, and foreign governments may intervene in the currency markets, causing a decline in value or liquidity in the Trust’s foreign currency holdings.

• Future political and governmental restrictions which might adversely affect the payment or receipt of income on the foreign securities.

Smaller Capitalization Company Risk. The Trust includes securities issued by small-capitalization and mid-capitalization companies. These securities customarily involve more investment risk than large-capitalization companies. These additional risks are due in part to the following factors. Small-capitalization and mid-capitalization companies may:

• Have limited product lines, markets or financial resources;

• Be new and developing companies which seek to develop and utilize new and/or emerging technologies. These technologies may be slow to develop or fail to develop altogether;

• Have less publicly available information;

• Lack management depth or experience;

• Be less liquid;

• Be more vulnerable to adverse general market or economic developments; and

• Be dependent upon products that were recently brought to market or key personnel.

Gas and Utilities Companies Risk.  The Trust invests in gas and utilities companies.  These companies may be subject to a variety of risk factors that may adversely affect their business or operations, including high interest costs in connection with capital construction programs, high leverage, costs associated with environmental and other regulations, the effects of economic slowdown, surplus capacity, increased competition from other providers of services, uncertainties concerning energy costs (among other things), the effects of energy conservation policies and other factors.  These companies may also be affected by or subject to:

• regulation by various government authorities;

• government regulation of rates charged to customers;

• service interruption due to environmental, operational or other mishaps;

• the imposition of special tariffs and changes in tax laws, regulatory policies

• and accounting standards; and

• general changes in market sentiment towards infrastructure assets.

MLP Risk.  The Trust invests in MLPs, which are limited partnerships or limited liability companies that are taxed as partnerships and whose interests (limited partnership units or limited liability company units) are traded on securities exchanges like shares of common stock. An MLP consists of a general partner and limited partners.  The general partner manages the partnership, has an ownership stake in the partnership and is eligible to receive an incentive distribution.  The limited partners provide capital to the partnership, have a limited (if any) role in the operation and management of the partnership and receive cash distributions. The Trust’s investment MLPs, which are required to distribute substantially all of their income to investors in order to not be subject to entity level taxation, often offer a yield advantage over other types of securities. Currently, most MLPs operate in the energy, natural resources or real estate sectors. Investments in MLP interests are subject to the risks generally applicable to companies in the energy and natural resources sectors, including commodity pricing risk, supply and demand risk, depletion risk and exploration risk.  There are certain tax risks associated with MLPs, including the risk that U.S. taxing authorities could challenge the Trust’s treatment for federal income tax purposes of the MLPs.  These tax risks, and any adverse determination with respect thereto, could have a negative impact on the after-tax income available for distribution by the MLPs and/or the value of  the Trust’s investments.

Litigation and Legislation Risk. Your trust is also subject to litigation and legislation risk. From time to time, various legislative initiatives are proposed in the United States and abroad which may have a negative impact on certain of the issuers represented in your trust. In addition, litigation regarding any of the issuers of the securities or of the sectors represented by these issuers, may raise potential bankruptcy concerns and may negatively impact the share prices of these securities. We cannot predict what impact any pending or threatened litigation or any bankruptcy concerns will have on the share prices of the securities.

Inflation Risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

Distribution of Units

The Sponsor eliminates the initial and deferred sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive “wrap fee” is imposed.  Your financial professional may purchase units with the Fee Account CUSIP numbers to facilitate purchases under this discount, however, we do not require that you buy units with these CUSIP numbers to qualify for the discount. If you purchase units with these special CUSIP numbers, you should be aware that you may receive cash distributions. We reserve the right to limit or deny purchases of units with this discount by investors whose frequent trading activity we determine to be detrimental to your Trust.  We, the Sponsor, will receive and you will pay the creation and development fee.

The Sponsor may, at its own expense and out of its own profits, pay for third party distribution assistance, including but not limited to, obtaining shelf space in clearing firms and similar activities designed to aid in the sale of the Sponsor’s products. These arrangements will not change the price you pay for your units.

The Sponsor generally registers units for sale in various states in the U.S. The Sponsor does not register units for sale in any foreign country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. The Sponsor may reject any order for units in whole or in part.

The Sponsor may gain or lose money when it holds units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price the Sponsor pays for units and the price at which it sells or redeems them. The Sponsor may also gain or lose money when it deposits securities to create units. The amount of its profit or loss on the initial deposit of securities into your Trust is shown in the “Notes to Portfolio” for the Trust.

Trust Administration

Distributions to Unitholders. Income received by the Trust is credited by the Trustee to the Income Account of the Trust. Other receipts are credited to the Capital Account of the Trust. Income received by the Trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to Unitholders of record as of the preceding record date shown in the prospectus.  However, if set forth in Part A of the prospectus that the Trust will prorate distributions on an annual basis (“Income Averaging”), then income received by the Trust will be distributed on a prorated basis of one-twelfth of the estimated annual income to the Trust for the ensuing 12 months. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of the Trust, if any, will be distributed at least annually to the Unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The Trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 Units. The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The Trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

The Trustee will periodically deduct from the Income Account of the Trust and, to the extent funds are not sufficient therein, from the Capital Account of the Trust amounts necessary to pay the expenses of the Trust. The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of the Trust. Amounts so withdrawn shall not be considered a part of the Trust’s assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts.  In addition, the Trustee may withdraw from the Income and Capital Accounts of the Trust such amounts as may be necessary to cover redemptions of Units.

Your Trust. Your Trust is a unit investment trust registered under the Investment Company Act of 1940. The Sponsor created the Trust under a Trust Agreement by and among Destra Capital Investments LLC (as depositor/Sponsor), Destra Capital Advisors LLC (as Evaluator and Supervisor) and The Bank of New York Mellon (as Trustee). To create your Trust, the Sponsor deposited securities with the Trustee (or contracts to purchase securities along with an irrevocable letter of credit, cash or other consideration to pay for the securities). In exchange, the Trustee delivered units of your Trust to the Sponsor. Each unit represents an undivided interest in the assets of your Trust. These units remain outstanding until redeemed or until your Trust terminates. At the close of the New York Stock Exchange on the Trust’s Inception Date or on the first day units are sold to the public, if later, the number of units may be adjusted so that the public offering price per unit equals $10 or some other round number such as $100 or $1,000. The number of units and fractional interest of each unit in the Trust will increase or decrease to the extent of any adjustment.

Changing Your Portfolio. The Trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed after its inception. The Trust will generally buy and sell securities:

•	to pay expenses,

•	to issue additional Units or redeem Units,

•	in limited circumstances to protect the Trust,

•	to avoid direct or indirect ownership of a passive foreign investment company,

•	to make required distributions or avoid imposition of taxes on the Trust, or

•	as permitted by the Trust Agreement.

The Trust will generally reject any offer for securities or property other than cash in exchange for the securities in its portfolio. However, if a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the Trust may either sell the security or accept a tender offer for cash if the Supervisor determines that the sale or tender is in the best interest of Unitholders. The Trustee will distribute any cash proceeds to Unitholders. If the Trust receives securities or property other than cash, it may either hold the securities or property in its portfolio or sell the securities or property and distribute the proceeds.  For example, this could happen in a merger or similar transaction.

We will increase the size of the Trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio.  When the Trust buys securities, it will pay brokerage or other acquisition fees.  You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time we create Units and the time the Trust buys the securities. When the Trust buys or sells securities, we may direct that it place orders with and pay brokerage commissions to brokers that sell Units or are affiliated with the Trust.  We will not select firms to handle these transactions on the basis of their sale of Units of the Trust.  We cannot guarantee that the Trust will keep its present size and composition for any length of time.

Replacement Securities. In the event that any contract to purchase any a security is not consummated in accordance with its terms ("Failed Contract Security"), the Sponsor may instruct the Trustee in writing either to effect a buy-in in accordance with the rules of the market place where the Failed Contract Securities were purchased or its clearing house or to purchase a replacement security (the "Replacement Security") which has been selected by the Sponsor out of funds held by the Trustee. Replacement Securities will be made subject to the following conditions:

•
The Replacement Securities will be securities as originally selected for the Trust or, in the case of a Trust that is a registered investment company for tax purposes, securities which the Sponsor determines to be similar in character as securities originally selected for the Trust;

•	The purchase of the Replacement Securities will not adversely affect the federal income tax status of the Trust;

•
The purchase price of the Replacement Securities will not exceed the total amount of cash deposited, or the amount available under the Letter of Credit deposited, by the Sponsor at the time of the deposit of the Failed Contract Security;

•	The Replacement Securities will be purchased within 30 days after the deposit of the Failed Contract Security.

Any contract to deliver Trust securities may not exceed 120 days from the effective date of the Trust’s registration statement.

The Sponsor will increase the size of your Trust as it sells units during the initial offering period. When the Sponsor creates additional units, it will seek to replicate the existing portfolio.

When your Trust buys securities, it may pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in security prices between the time the Sponsor creates units and the time your Trust buys the securities. When your Trust buys or sells securities, the Sponsor may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your Trust or the Trustee.

Amending the Trust Agreement. The Sponsor and the Trustee can change the Trust Agreement without your consent to correct any provision that may be defective or to make other provisions that will not materially adversely affect your interest (as determined by the Sponsor and the Trustee). The Sponsor cannot change this agreement to reduce your interest in your Trust without your consent. Investors owning two-thirds of the units in your Trust may vote to change this agreement.

Termination of Your Trust. Your Trust will terminate on the termination date set forth under “Essential Information” for the Trust. The Trustee may terminate your Trust early if the value of the Trust is less than 40% of the original value of the securities in the Trust at the time of deposit. At this size, the expenses of your Trust may create an undue burden on your investment. Investors owning two-thirds of the units in your Trust may also vote to terminate the Trust early. The Trustee will liquidate your Trust in the event that a sufficient number of units not yet sold to the public are tendered for redemption so that the net worth of the Trust would be reduced to less than 40% of the value of the securities at the time they were deposited in the Trust. If this happens, the Sponsor will refund any sales fee that you paid.

The Trustee will notify you of any termination and sell any remaining securities. The Trustee will send your final distribution to you within a reasonable time following liquidation of all the securities after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units.

The Sponsor. The Sponsor of the Trust is Destra Capital Investments LLC. The Sponsor is registered under the Securities Exchange Act of 1934 as a broker-dealer and as a member of the MSRB. The Sponsor is organized as a limited liability company under the laws of the State of Delaware. The Sponsor is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation.  The principal office of the Sponsor is located at 901 Warrenville Road, Suite 15, Lisle, IL 60532.  The Sponsor is a direct, wholly-owned subsidiary of Destra Capital Management LLC.  If the Sponsor fails to or cannot perform its duties as Sponsor or becomes bankrupt, the Trustee may replace it, continue to operate your Trust without a Sponsor, or terminate your Trust.

The Sponsor and your Trust have adopted a code of ethics requiring their employees who have access to information on Trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Trust.

If at any time the Sponsor shall fail to perform any of its duties under the Trust Agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may (a) appoint a successor sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the Trust Agreement and liquidate the Trust as provided therein, or (c) continue to act as Trustee without terminating the Trust Agreement.

The Supervisor and the Evaluator. Destra Capital Advisors LLC serves as Evaluator and Supervisor.  Destra Capital Advisors LLC is an affiliate of the Sponsor and, as a result, a potential conflict of interest may exist.  The Evaluator and Supervisor may resign or be removed by the Trustee in which event the Trustee is to use its best efforts to appoint a satisfactory successor.  Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator.  If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor.  Notice of such registration or removal and appointment shall be mailed by the Trustee to each Unitholder.  As Evaluator, Destra Capital Advisors LLC utilizes the Trustee to perform certain evaluation services.

The Trustee. The Bank of New York Mellon is the Trustee of your Trust with its principal unit investment trust division offices located at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217. You can contact the Trustee by calling the telephone number on the back cover of this prospectus or by writing to its unit investment Trust office. The Sponsor may remove and replace the Trustee in some cases without your consent. The Trustee may also resign by notifying the Sponsor and investors.

The Trustee. The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its Unit Investment Trust Division offices at 2 Hanson Place, 12th Fl., Brooklyn, New York 11217.  You may contact the Trustee by calling the telephone number on the back cover of this prospectus or by writing to its Unit Investment Trust Division offices.  The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of the Trust. In accordance with the Trust Agreement, the Trustee shall keep records of all transactions at its office.  Such records shall include the name and address of, and the number of Units held by, every Unitholder of the Trust.  Such books and records shall be open to inspection by any Unitholder at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation.  The Trustee shall keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during usual business hours by any Unitholder, together with a current list of the securities held in the Trust.  Pursuant to the Trust Agreement, the Trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising the Trust.

Under the Trust Agreement, the Trustee or any successor Trustee may resign and be discharged of the Trust created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor.  The Trustee or successor Trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect.  The Sponsor upon receiving notice of such resignation is obligated to appoint a successor Trustee promptly.  If, upon such resignation, no successor Trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor.  The Sponsor may at any time remove the Trustee, with or without cause, and appoint a successor Trustee as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor Trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor. The Trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise Trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

Portfolio Consultant. Miller/Howard has been selected by the sponsor to serve as the portfolio consultant for the Trust. As portfolio consultant, Miller/Howard will assist the Sponsor with the selection of the Trust’s portfolio. For its service as portfolio consultant, Miller/Howard will be paid by the Trust a fee of 0.20% of the average net assets of the Trust at the close of the initial offering period. Miller/Howard will also provide advice to the Sponsor to help the Sponsor provide portfolio supervisory services to the Trust. The Sponsor will pay some or all of its supervisory fee to Miller/Howard. While the Sponsor is responsible for supervising the Trust’s portfolio, neither the Sponsor nor the portfolio consultant manage theTrust.

The portfolio consultant is not an affiliate of the Sponsor. The portfolio consultant may use the list of securities included in the Trust portfolio in its independent capacity as an investment adviser and distribute this information to various individuals and entities. The portfolio consultant may recommend or effect transactions in the securities included in your Trust. This may have an adverse effect on the prices of the securities included in your Trust. This also may have an impact on the price your Trust pays for the securities and the price received upon unit redemptions or Trust termination. The portfolio consultant may act as agent or principal in connection with the purchase and sale of securities, including the securities included in your Trust. The portfolio consultant’s research department may receive compensation based on commissions generated by research and/or sales of units.

You should note that the selection criteria was applied to the securities for inclusion in your Trust prior to the Inception Date. After this time, the securities included in your Trust may no longer meet the selection criteria. Should a security no longer meet the selection criteria, we will generally not remove the security from your Trust. In offering the units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual securities but rather the entire pool of securities in your Trust, taken as a whole, which are represented by the units.

Limitations on Liability. The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the Unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The Sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

The Trust Agreement provides that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own gross negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the Trust Agreement, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any securities.  In the event that the Sponsor shall fail to act, the Trustee may act and shall not be liable for any such action taken by it in good faith.  The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof.  In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof.  The Trust Agreement provides that the determinations made by the Evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee or Unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement.

Expenses of the Trust

The Sponsor does not charge the Trust an annual advisory fee.  The Sponsor will receive a portion of the sale commissions paid in connection with the purchase of Units and will share in profits, if any, related to the deposit of securities in the Trust.  The Supervisor receives an annual fee as set forth in Part A of the prospectus for maintaining surveillance over the portfolio and for performing certain administrative services for the Trust (the “Supervisory Fee”). In providing such supervisory services, the Supervisor may purchase research from a variety of sources, which may include dealers of the Trust.  If so provided in Part A of the prospectus, the Sponsor may also receive an annual fee for providing bookkeeping and administrative services for the Trust (the “Bookkeeping and Administrative Fee”).  Such services may include, but are not limited to, the preparation of various materials for Unitholders and providing account information to the Unitholders. If so provided in Part A of the prospectus, the Evaluator may also receive an annual fee for performing evaluation services for the Trust (the “Evaluator’s Fee”).

In addition, if so provided in Part A of the prospectus, the Trust may be charged an annual licensing fee to cover licenses for the use of service marks, trademarks, trade names and intellectual property rights and/or for the use of databases and research.  The Trust will bear all operating expenses.  Estimated annual trust operating expenses are as set forth in Part A of the prospectus; if actual expenses are higher than the estimate, the excess will be borne by the Trust.  The estimated expenses include listing fees but do not include the brokerage commissions and other transactional fees payable by the Trust in purchasing and selling securities.

The Trustee receives for its services that fee set forth in Part A of the prospectus. The Trustee’s fee, which is paid monthly, is based on the largest number of Units of the Trust outstanding at any time during the primary offering period.  After the primary offering period, the fee shall accrue daily and be based on the number of Units outstanding on the first business day of each calendar year in which the fee is calculated or the number of Units outstanding at the end of the primary offering period, as appropriate. The Supervisory Fee, the Bookkeeping and Administrative Fee and the Evaluator’s Fee are paid monthly and are based on the largest number of Units of the Trust outstanding at any time during the primary offering period.  After the primary offering period, these fees shall accrue daily and be based on the number of Units outstanding on the first business day of each calendar year in which a fee is calculated or the number of Units outstanding at the end of the primary offering period, as appropriate.  The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee.  Part of the Trustee’s compensation for its services to the Trust is expected to result from the use of these funds.

In addition, the Supervisory Fee, Bookkeeping and Administrative Fee, Evaluator’s Fee and the Trustee’s Fee may be adjusted in accordance with the cumulative percentage increase of the United States Department of Labor’s Consumer Price Index entitled “All Services Less Rent” since the establishment of the Trust.  In addition, with respect to any fees payable to the Sponsor or an affiliate of the Sponsor for providing bookkeeping and other administrative services, supervisory services and evaluation services, such individual fees may exceed the actual costs of providing such services for the Trust, but at no time will the total amount received for such services, in the aggregate, rendered to all unit investment trusts of which Destra Capital Investments LLC is the Sponsor in any calendar year exceed the actual cost to the Sponsor or its affiliates of supplying such services, in the aggregate, in such year.  In addition, the Trustee may reimburse the Sponsor out of its own assets for services performed by employees of the Sponsor in connection with the operation of the Trust.

The Trust will also pay a fee to the Sponsor for creating and developing the Trust, including determining the Trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions.  The Trust pays this “creation and development fee” as a fixed dollar amount at the close of the initial offering period.  The Sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

The following additional charges are or may be incurred by the Trust: (a) fees for the Trustee’s extraordinary services; (b) expenses of the Trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the Trustee to protect the Trust or the rights and interests of the Unitholders; (e) indemnification of the Trustee for any loss, liability or expense incurred by it in the administration of the Trust not resulting from gross negligence, bad faith or willful misconduct on its part; (f) indemnification of the Sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful malfeasance or its reckless disregard for its obligations under the Trust Agreement; (g) any offering costs incurred after the end of the initial offering period; and (h) expenditures incurred in contacting Unitholders upon termination of the Trust.  The fees and expenses set forth herein are payable out of the Trust and, when owing to the Trustee, are secured by a lien on the Trust.  Since the securities are all equities, and the income stream produced by dividend payments, if any, is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust.  If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the Trust, the Trustee has the power to sell securities to pay such amounts.  These sales may result in capital gains or losses to Unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of the Trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the Trust.

The Trust shall also bear the expenses associated with updating the Trust’s registration statement and maintaining registration or qualification of the Units and/or the Trust under federal or state securities laws subsequent to initial registration.  Such expenses shall include legal fees, accounting fees, typesetting fees, electronic filing expenses and regulatory filing fees. The expenses associated with updating registration statements have been historically paid by a unit investment trust’s Sponsor.

Portfolio Transaction and Brokerage Allocation

When the Trust sells securities, the composition and diversity of the securities in the Trust may be altered.  In order to obtain the best price for the Trust, it may be necessary for the Supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold.  In effecting purchases and sales of the Trust’s portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Trust, the Sponsor or dealers participating in the offering of Units.

Purchase, Redemption and Pricing of Units

Public Offering Price. Units of the Trust are offered at the public offering price (which is based on the aggregate underlying value of the securities in the Trust and includes the initial sales fee plus a pro rata share of any accumulated amounts in the accounts of the Trust). The initial sales fee is equal to the difference between the maximum sales fee and the sum of the remaining deferred sales fee and the creation and development fee (“C&D Fee”).  The maximum sales fee is set forth in Part A of the prospectus.  The deferred sales fee and the C&D Fee will be collected as described in this prospectus.  Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee, the remaining deferred sales fee payments and the C&D Fee.  Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption.  During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing the Trust (“organization costs”).  These organization costs include the cost of preparing the registration statement, the Trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the Trust portfolio, legal fees, fees paid to a portfolio consultant for assisting the Sponsor in selecting the Trust’s portfolio, and the initial fees and expenses of the Trustee.  These costs will be deducted from the Trust as of the end of the initial offering period or after six months, at the discretion of the Sponsor.  As indicated above, the initial public offering price of the Units was established by dividing the aggregate underlying value of the securities by the number of Units outstanding.  Such price determination as of the opening of business on the date the Trust was created was made on the basis of an evaluation of the securities in the Trust prepared by the Evaluator.  After the opening of business on this date, the Evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the Units commensurate with such valuation.  Such public offering price will be effective for all orders properly received at or prior to the close of trading on the New York Stock Exchange on each such day. Orders received by the Trustee, Sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

The value of the securities is determined on each business day by the Evaluator based on the closing sale prices on a national securities exchange or the Nasdaq National Market System or by taking into account the same factors referred to under “Computation of Redemption Price.”

Public Distribution of Units. During the initial offering period, Units of the Trust will be distributed to the public at the public offering price thereof.  Upon the completion of the initial offering, Units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

The Sponsor intends to qualify Units of the Trust for sale in a number of states.  Units will be sold through dealers who are members of FINRA and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of Units during the initial offering period as set forth in the prospectus.

Certain commercial banks may be making Units of the Trust available to their customers on an agency basis.  Furthermore, as a result of certain legislative changes effective November 1999, banks are no longer prohibited from certain affiliations with securities firms. This legislation grants banks the authority to conduct certain authorized activity, such as sales of Units, through financial subsidiaries.  A portion of the sales charge discussed above is retained by or remitted to the banks or their financial subsidiaries for these agency and brokerage transactions. The Sponsor reserves the right to change the concessions or agency commissions set forth in the prospectus from time to time. In addition to such concessions or agency commissions, the Sponsor may, from time to time, pay or allow additional concessions or agency commissions, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of Units of unit investment trusts underwritten by the Sponsor.  At various times the Sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs.  Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of Units of the Trust.  Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trust.  These programs will not change the price Unitholders pay for their Units or the amount that the Trust will receive from the Units sold. The difference between the discount and the sales charge will be retained by the Sponsor.

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

Sponsor Profits.  The Sponsor will receive gross sales fees equal to the percentage of the public offering price of the Units of the Trust described in the prospectus. In addition, the Sponsor may realize a profit (or sustain a loss) as of the date the Trust is created resulting from the difference between the purchase prices of the securities to the Sponsor and the cost of such securities to the Trust.  Thereafter, on subsequent deposits the Sponsor may realize profits or sustain losses from such deposits.  The Sponsor may realize additional profits or losses during the initial offering period on unsold Units as a result of changes in the daily market value of the securities in the Trust.

Market for Units.  After the initial offering period, the Sponsor may maintain a market for Units of the Trust offered hereby and continuously offer to purchase said Units at prices, determined by the Evaluator, based on the value of the underlying securities. Unitholders who wish to dispose of their Units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem Units prior to such time as the entire deferred sales fee on such Units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption.  The offering price of any Units resold by the Sponsor will be in accord with that described in the currently effective prospectus describing such Units.  Any profit or loss resulting from the resale of such Units will belong to the Sponsor. If the Sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of Units of the Trust if the supply of Units exceeds demand, or for other business reasons.

Redemption.  A Unitholder who does not dispose of Units in the secondary market described above may cause Units to be redeemed by the Trustee by making a written request to the Trustee at its Unit Investment Trust Division office in the city of New York.  Unitholders must sign the request, and such transfer instrument, exactly as their names appear on the records of the Trustee. If the amount of the redemption is $500 or less and the proceeds are payable to the Unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners).  Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations.  The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program (“STAMP”) or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee.

Redemption shall be made by the Trustee no later than the third business day following the day on which a tender for redemption is received (the “Redemption Date”) by payment of cash equivalent to the redemption price, determined as set forth below under “Computation of Redemption Price,” as of the close of the New York Stock Exchange next following such tender, multiplied by the number of Units being redeemed.  Any Units redeemed shall be canceled and any undivided fractional interest in the related Trust extinguished.  The price received upon redemption might be more or less than the amount paid by the Unitholder depending on the value of the securities in the Trust at the time of redemption.  Unitholders who sell or redeem Units prior to such time as the entire deferred sales fee on such Units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption.  Certain broker-dealers may charge a transaction fee for processing redemption requests.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder’s tax identification number in the manner required by such regulations.  Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a tax return.  Under normal circumstances the Trustee obtains the Unitholder’s tax identification number from the selling broker. However, any time a Unitholder elects to tender Units for redemption, such Unitholder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible “back-up withholding.”  In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.  Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of the Trust to the extent that funds are available for such purpose.  All other amounts paid on redemption shall be withdrawn from the Capital Account for the Trust.

Unitholders tendering Units for redemption may request an in-kind distribution (a “Distribution In Kind”) from the Trustee in lieu of cash redemption.  A Unitholder may request a Distribution In Kind of an amount and value of securities per Unit equal to the redemption price per Unit as determined as of the evaluation time next following the tender, provided that the tendering Unitholder is (1) entitled to receive at least $25,000 of proceeds as part of his or her distribution or if he paid at least $25,000 to acquire the Units being tendered and (2) the Unitholder has elected to redeem at least thirty business days prior to the termination of the Trust. If the Unitholder meets these requirements, a Distribution In Kind will be made by the Trustee through the distribution of each of the securities of the Trust in book entry form to the account of the Unitholder’s bank or broker-dealer at Depository Trust Company.  The tendering Unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the Trust and cash from the Capital Account equal to the fractional shares to which the tendering Unitholder is entitled.  The Trustee shall make any adjustments necessary to reflect differences between the redemption price of the Units and the value of the securities distributed in kind as of the date of tender.  If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell securities. The in-kind redemption option may be terminated by the Sponsor at any time.  The Trustee is empowered to sell securities in order to make funds available for the redemption of Units.  To the extent that securities are sold or redeemed in kind, the size of the Trust will be, and the diversity of the Trust may be, reduced but each remaining Unit will continue to represent approximately the same proportional interest in each security.  Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized.  The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the securities in the portfolio at the time of redemption.

Unitholders of the Trust that holds closed-end funds or other investment company securities who request a Distribution In Kind will be subject to any 12b-1 Fees or other service or distribution fees applicable to the underlying securities.

The right of redemption may be suspended and payment postponed for more than three business days following the day on which tender for redemption is made (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted; (2) for any period during which an emergency exists as a result of which disposal by the Trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the Trust Agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit.  The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

Computation of Redemption Price. The redemption price per Unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in the Trust.  The redemption price per Unit is the pro rata share of each Unit in the Trust determined generally on the basis of (i) the cash on hand in the Trust or moneys in the process of being collected and (ii) the value of the securities in the Trust less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) any amount owing to the Trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the Trust.  During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational costs. The Evaluator may determine the value of the securities in the Trust in the following manner: if the securities are listed on a national or foreign securities exchange or the Nasdaq National Market System, such evaluation shall generally be based on the last available sale price on or immediately prior to the Evaluation Time on the exchange or Nasdaq National Market System which is the principal market therefor, which shall be deemed to be the New York Stock Exchange if the securities are listed thereon (unless the Evaluator deems such price inappropriate as a basis for evaluation) or, if there is no such available sale price on such exchange, at the last available bid prices (offer prices for primary market purchases) of the securities. Securities not listed on the New York Stock Exchange but principally traded on the Nasdaq National Market System will be valued at the Nasdaq National Market System’s official closing price.  If the securities are not so listed or, if so listed, the principal market therefor is other than on such exchange or there is no such available sale price on such exchange, such evaluation shall generally be based on the following methods or any combination thereof whichever the Evaluator deems appropriate: (i) on the basis of the current bid price (offer prices for primary market purchases) for comparable securities (unless the Evaluator deems such price inappropriate as a basis for evaluation), (ii) by determining the valuation of the securities on the bid side (offer side for primary market purchases) of the market by appraisal or (iii) by any combination of the above.  Notwithstanding the foregoing, the Evaluator or its designee, will generally value foreign securities primarily traded on foreign exchanges at their fair value which may be other than their market price. If the Trust holds securities denominated in a currency other than U.S. dollars, the evaluation of such security is based upon U.S. dollars based on current bid side (offer side for primary market purchases) exchange rates (unless the Evaluator deems such prices inappropriate as a basis for valuation).

Retirement Plans. The Trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans.  Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation.  All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax deferred rollover treatment.  Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions.  The Trust will lower the minimum investment requirement for IRA accounts to one Unit. Fees and charges with respect to such plans may vary.

Ownership of Units. Ownership of Units will not be evidenced by certificates. All evidence of ownership of Units will be recorded in book entry form at Depository Trust Company (“DTC”) through an investor’s brokers’ account. Units held through DTC will be registered in the nominee name of Cede & Co.  Individual purchases of beneficial ownership interest in the Trust will be made in book entry form through DTC. Ownership and transfer of Units will be evidenced and accomplished by book entries made by DTC and its participants. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants.  Beneficial owners of Units will receive written confirmation of their purchases and sale from the broker dealer or bank from whom their purchase was made.  Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Unitholder.  Record holders must sign such written request exactly as their names appear on the records of the Trust.  The signatures must be guaranteed by a participant in the STAMP or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be acceptable by the Trustee.

Units may be purchased in denominations of one Unit or any multiple thereof, subject to the minimum investment requirement.  Fractions of Units, if any, will be computed to three decimal places.

Tax Status

This section summarizes some of the main U.S. federal income tax consequences of owning units of your trust. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers.  For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

This federal income tax summary is based in part on the advice of counsel to the Sponsor.  The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review, and has not reached a conclusion with respect to the federal income tax treatment of the assets to be deposited in the Trust. This may not be sufficient for you to use for the purpose of avoiding penalties under federal tax law.

As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

Trust Status.  The Trust intends to qualify as a “regulated investment company” under the federal tax laws.  If the Trust qualifies as a regulated investment company and distributes its income as required by the tax law, the Trust generally will not pay federal income taxes.

Distributions.  After the end of each year, you will receive a tax statement that separates the Trust’s distributions into three categories, exempt-interest dividends, ordinary income distributions and capital gains dividends.  Exempt-interest dividends generally are excluded from your gross income for federal income tax purposes.  Some or all of the exempt-interest dividends, however, may be taken into account in determining your alternative minimum tax and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed).  Ordinary income distributions are generally taxed at your ordinary tax rate. Generally, you will treat all capital gains dividends as long-term capital gains regardless of how long you have owned your units. To determine your actual tax liability for your capital gains dividends, you must calculate your total net capital gain or loss for the tax year after considering all of your other taxable transactions, as described below. In addition, the Trust may make distributions that represent a return of capital for tax purposes and thus will generally not be taxable to you. The tax status of your distributions from your trust is not affected by whether you reinvest your distributions in additional units or receive them in cash. The income from your trust that you must take into account for federal income tax purposes is not reduced by amounts used to pay a deferred sales fee, if any. The tax laws may require you to treat distributions made to you in January as if you had received them on December 31 of the previous year.

Dividends Received Deduction.  A corporation that owns units generally will not be entitled to the dividends received deduction with respect to dividends received from the Trust because the dividends received deduction is generally not available for distributions from regulated investment companies.

Sale or Redemption of Units.  If you sell or redeem your units, you will generally recognize a taxable gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in your units from the amount you receive in the transaction. Your tax basis in your units is generally equal to the cost of your units, generally including sales charges. In some cases, however, you may have to adjust your tax basis after you purchase your units. Further, if you hold your units for six months or less, any loss incurred by you related to the disposition of such a unit will be disallowed to the extent of the exempt-interest dividends you received.

Capital Gains and Losses. If you are an individual, the maximum marginal federal tax rate for net capital gain is generally 15% (generally 0% for certain taxpayers in the 10% and 15% tax brackets). These new capital gains rates are generally effective for taxable years beginning before January 1, 2011. For later periods, if you are an individual, the maximum marginal federal tax rate for net capital gain is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term capital gains from most property acquired after December 31, 2000 with a holding period of more than five years.

Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your units to determine your holding period. However, if you receive a capital gain dividend from your trust and sell your unit at a loss after holding it for six months or less, the loss will be disallowed to the extent of the exempt-interest dividends you received. To the extent, if any, it is not disallowed, it will be recharacterized as long-term capital loss to the extent of the capital gain dividend received. The tax rates for capital gains realized from assets held for  one year or less are generally the same as for ordinary income. The Internal Revenue Code treats certain capital gains as ordinary income in special situations.

Deductibility of Trust Expenses. Expenses incurred and deducted by your trust will generally not be treated as income taxable to you. In some cases, however, you may be required to treat your portion of these trust expenses as income. In these cases you may be able to take a deduction for these expenses. However, certain miscellaneous itemized deductions, such as investment expenses, may be deducted by individuals only to the extent that all of these deductions exceed 2% of the individual’s adjusted gross income. Further, if the Trust pays exempt-interest dividends, which are treated as exempt interest for federal income tax purposes, you will not be able to deduct some of your interest expense for debt that you incur or continue to purchase or carry your units.

Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you should be aware that, generally, subject to applicable tax treaties, distributions from the Trust will be characterized as dividends for federal income tax purposes (other than dividends which the Trust designates as capital gain dividends) and (generally except for exempt-interest dividends) will be subject to U.S. income taxes, including withholding taxes, subject to certain exceptions described below.  However, distributions received by a foreign investor from the Trust that are properly designated by the Trust as capital gain dividends may not be subject to U.S. federal income taxes, including withholding taxes, provided that the Trust makes certain elections and certain other conditions are met. In the case of dividends with respect to taxable years of the Trust beginning prior to 2010, distributions from the Trust that are properly designated by the Trust as an interest-related dividend attributable to certain interest income received by the Trust or as a short-term capital gain dividend attributable to certain net short-term capital gain income received by the Trust may not be subject to U.S. federal income taxes, including withholding taxes when received by certain foreign investors, provided that the Trust makes certain elections and certain other conditions are met.

Expenses

Your Trust will pay various expenses to conduct its operations. The “Fee Table” shows the estimated amount of these expenses.  Your Trust will also pay its general operating expenses, including a licensing fee paid to Miller/Howard for the use of trademarks, trade names or other intellectual property owned by Miller/Howard. The licensing fee received by Miller/Howard is equal to 0.0125% of the average net assets of the Trust as of the end of each calendar quarter during the life of the Trust, up to a maximum fee of 0.07% of the average net assets of the Trust.

The Sponsor will receive a fee from your Trust for creating and developing the Trust, including determining the Trust’s objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. This “creation and development fee” is a charge of $[___] per unit. The Trustee will deduct this amount from your Trust’s assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of units before the close of the initial public offering period.

Your Trust will pay a fee to the Trustee for its services. The Trustee also benefits when it holds cash for your Trust in non-interest bearing accounts. Your Trust will reimburse Destra Capital Advisors LLC as Supervisor and Evaluator for providing portfolio supervisory services and for evaluating your portfolio and Destra as Sponsor for providing bookkeeping and administrative services. The Sponsor’s reimbursements may exceed the costs of the services it provides to your Trust but will not exceed the costs of services provided to all of its unit investment Trusts in any calendar year. All of these fees may adjust for inflation without your approval.

Your Trust may pay expenses such as Trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary Trustee services, costs of taking action to protect your Trust, costs of indemnifying the Trustee and the Sponsor, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the Trustee for advancing funds to meet distributions. Your Trust may pay the costs of updating its registration statement each year. The Trustee will generally pay Trust expenses from distributions received on the securities but in some cases may sell securities to pay Trust expenses.

Experts

Legal Matters. Chapman and Cutler LLP, 111 West Monroe Street, Chicago, Illinois, 60603, acts as counsel for the Trust. [__________________] acts as counsel for the Trustee.

Independent Registered Public Accounting Firm. Grant Thornton, 175 West Jackson Blvd., 20th Floor, Chicago, Illinois, 60604, independent registered public accounting firm, audited the statement of financial condition and the portfolio included in this prospectus.

Report of Independent Registered Public Accounting Firm

Unitholders
Destra Unit Investment Trust, Series 1

We have audited the accompanying statement of financial condition, including the Trust portfolio set forth on pages __, and __ of this prospectus, of Destra Unit Investment Trust, Series 1, as of ____, 2012, the initial date of deposit. The statement of financial condition is the responsibility of the Trust’s Sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Trust is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Trust’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statement of financial condition presentation. Our procedures included confirmation with The Bank of New York Mellon, Trustee, of cash or an irrevocable letter of credit deposited for the purchase of securities as shown in the statement of financial condition as of ____, 2012. We believe that our audit of the statement of financial condition provides a reasonable basis for out opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Destra Unit Investment Trust, Series 1 as of _____, 2012, in conformity with accounting principles generally accepted in the United States of America.

________________________

Chicago, Illinois
_______, 2012

Destra Unit Investment Trust, Series 1

Drill Bit to Burner Tip™ Portfolio, Series 1

Statement of Financial Condition
as of ______, 2012

Investment in securities
Contracts to purchase underlying securities1,2	$
Total	$
Liabilities and interest of investors
Liabilities:
Organization costs3	$
Creation and development fee4
Deferred sales fee5
Total
Interest of Investors:
Cost to investors	$
Less initial sales fee, deferred sales fee, creation and development fee and organization costs3,4,5
Net interest of investors
Total	$
Number of units
Net asset value per unit	$

1	Aggregated cost of the securities is based on the closing sale price evaluations as determined by the Evaluator.
2	Cash or an irrevocable letter of credit has been deposited with the Trustee covering the funds (aggregating $______) necessary for the purchase of securities in the Trust represented by purchase contracts.
3	A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the Trust. These costs have been estimated at $0.05 per unit for the Trust. A distribution will be made as of the earlier of the close of the initial offering period or six months following the Trust’s Inception Date to an account maintained by the Trustee from which this obligation of the investors will be satisfied. To the extent the actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be reimbursed to the Sponsor and deducted from the assets of the Trust.
4	The Trust is committed to pay a creation and development fee of $____ per 100 units at the close of the initial public offering period. The creation and development fee will not be assessed to units that are redeemed prior to the close of the initial offering period.
5
The total sales fee consists of an initial sales fee, a deferred sales fee and a creation and development fee. The initial sales fee is equal to the difference between the maximum sales fee and the remaining deferred sales fee. The maximum sales fee is ____% of the public offering  price per unit.

Destra Unit Investment Trust, Series 1

Drill Bit to Burner Tip™ Portfolio, Series 1

Destra Capital Investments LLC

Prospectus

______ , 2012

Contents

Drill Bit to Burner Tip™ Portfolio, Series 1	1
Overview	1
Investment Objective	1
Principal Investment Strategy	1
Security Selection	1
Essential Information	3
Portfolio Diversification	3
Principal Risks	4
Taxes	6
Distributions	6
Purchase and Sale of Trust Units	6
Fee Table	7
Example	8
Trust Portfolio	10
The Trust	11
Investment Strategy	11
Organization	12
Units	12
How To Buy Units	13
How To Sell Your Units	18
Investment Risks	22
Distribution of Units	26
Trust Administration	27
Expenses of the Trust	33
Portfolio Transaction and Brokerage Allocation	34
Purchase, Redemption and Pricing of Units	35
Tax Status	40
Expenses	42
Experts	43
Report of Independent Registered Public Accounting Firm	44
Statement of Financial Condition	45

Destra Unit Investment Trust, Series 1

Drill Bit to Burner Tip™ Portfolio, Series 1

Destra Capital Investments LLC

Prospectus

______ , 2012

Visit us our website: http://www.destracapital.com/uits

Contact us by e-mail: _____________.com

Call Destra Capital Investments LLC: (630) 241-4200

Call The Bank of New York Mellon: (800) 428-8890

Additional Information
This prospectus does not contain all information filed with the Securities Exchange Commission.  To obtain or copy this information including the Information Supplement (a duplication fee may be required):

E-mail:   publicinfo@sec.gov

Write:    Public Reference Section
          Washington, D.C. 20549

Visit: http://www.sec.gov (EDGAR Database)

Call:	202-551-8090 (only for information on the operation of the Public Reference Section)

Destra Unit Investment Trust, Series 1
Securities Act file number: 333-____
Investment Company Act file number: 811-22236

Undertaking to File Reports

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Contents of Registration Statement

A.Bonding Arrangements of Depositor:

The Depositor will obtain a Securities Dealer Blanket Bond for its officers, directors and employees.

B.	This Registration Statement comprises the following papers and documents:

The facing sheet

The Prospectus

The signatures

Consents of Independent Registered Public Accounting Firm
and Counsel as indicated

Exhibits as indicated on the List of Exhibits

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Destra Unit Investment Trust, Series 1 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Lisle, and State of Illinois, on the 14th day of June, 2012.

DESTRA UNIT INVESTMENT TRUST, SERIES 1
(Registrant)

By: DESTRA CAPITAL INVESTMENTS LLC
(Depositor)

By: /s/ Nicholas Dalmaso
Nicholas Dalmaso, President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated:

Signature	Title	Date

Destra Capital Investments LLC /s/ Nicholas Dalmaso Nicholas Dalmaso	President and General Counsel of Destra Capital Management LLC, the parent company of Destra Capital Investments LLC	June 14, 2012

Consent of Independent Registered Public Accounting Firm

The consent of Grant Thornton LLP to the use of its report and to the reference to such firm in the Prospectus included in the Registration Statement will be filed as Exhibit 4.1 to the Registration Statement.

Consent of Chapman and Cutler LLP

The consent of Chapman and Cutler LLP to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion filed as Exhibit 3.1 to the Registration Statement.

Consent of ______________________

The consent of _______________ to the use of its name in the Prospectus included in the Registration Statement will be contained in its opinion filed as Exhibit 3.2 to the Registration Statement.

List of Exhibits

1.1	Reference Trust Agreement (to be supplied by amendment).

1.1.1	Standard Terms and Conditions of Trust (to be supplied by amendment).

2.1	Code of Ethics (to be supplied by amendment).

3.1	Opinion of counsel as to legality of securities being registered including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

3.2	Opinion of counsel as to the Trustee and the Trust(s), including a consent to the use of its name in the Registration Statement (to be supplied by amendment).

4.1	Consent of Independent Registered Public Accounting Firm (to be supplied by amendment).

Memorandum

Re:Destra Unit Investment Trust, Series 1

The list of securities comprising the trust of the fund, the evaluation, record and distribution dates and other changes pertaining specifically to the new series, such as size and number of units of the trust in the fund and the statement of financial condition of the fund will be filed by amendment.

1940 Act

Forms N-8A and N-8B-2

Form N-8A was filed in respect of Destra Unit Investment Trust (and subsequent series). Form N-8B-2 will be filed shortly in respect of Destra Unit Investment Trust (and subsequent series).

1933 Act

The Indenture

The form of the proposed Standard Terms and Conditions of Trust will be filed by amendment.
Chapman and Cutler LLP

Chicago, Illinois
June 14, 2012